

Michael Coleman

Founder and President at Stay Clean

United States · 7 connections · **Contact info**

 Stay Clean

 Louisville Fire and Rescue Academy

---

Experience

 **Stay Clean**
3 yrs 7 mos

Founder and President
Jun 2017 – Present · 3 yrs 7 mos
Louisville, KY

Guide the development and implementation within the mission to create access to clinical treatment and recovery tools for the twenty-seven million people suffering from substance use disorder twelve percent of whom ever encounter treatment of any source.

Founder and President
Full-time
Jun 2017 – Present · 3 yrs 7 mos
Louisville, KY

Founder of a cloud-based addiction treatment and recovery community

 **First Reponder**
Louisville Fire and Rescue · Full-time
Apr 1999 – Jun 2020 · 21 yrs 3 mos
Louisville, KY

Provided fire safety education and awareness especially to youth, EMT services, fire safety and prevention mitigation consultation for commercial and residential property as well as regular, on-duty firehouse responsibilities where we applied Immediate Danger to Life and Health (IDLH) standards. Training and certifications included Emergency Medical Technician, CPR, fire a ...see more

 **Service Technician**
Raynostix · Full-time
Jan 1987 – Jun 2000 · 13 yrs 6 mos
Louisville, KY

Education

 **Louisville Fire and Rescue Academy**
Certificate, Emergency Medical Technician, Fire and Rescue,
2000 – 2000

 **Jefferson County Community and Technical College**
Associate of Arts - AA, Business Management
2020

Volunteer experience

 **Mentor**
Reimagine Kentucky Youth Career Center
Jun 2019 – Present • 1 yr 7 mos
Poverty Alleviation

 **Tutor**
HELP US GROW FOUNDATION INC
Sep 2019 – May 2020 • 9 mos
Education

 **Meal Preparation and Service**
Salvation Army
Jan 2016 – Present • 5 yrs
Poverty Alleviation

Show 1 more experience ⌄

Interests

 **Stay Clean**
36 followers

 **Raynostix**
45 followers

